UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Insys Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	51-0327886
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1333 South Spectrum Blvd., Suite 100 Chandler, Arizona	85286
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which the form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of Registrant’s Securities to be Registered.

Insys Therapeutics, Inc. (the “Company”) entered into a Rights Agreement, dated August 15, 2014, between the Company and Computershare Trust Company, N.A., as Rights Agent (as amended from time to time, the “Rights Agreement”). The Rights Agent currently serves as the Company’s transfer agent with respect to the Company’s common stock and also has been appointed transfer agent with respect to the Series A Junior Participating Preferred Stock, par value $0.001 per share, if any, that may be issued pursuant to the exercise of rights under the Rights Agreement. The Rights Agreement is not intended to prevent an acquisition of the Company on terms that the Board of Directors of the Company (the “Board”) considers favorable to, and in the best interests of, all stockholders. Rather, the Rights Agreement aims to provide the Board with adequate time to fully assess any proposal. The description of the material terms and general effect of the Rights Agreement are set forth below.

In connection with the Rights Agreement, the Board declared a dividend distribution of the right to purchase one one-hundredth of one share of our newly designated Series A Junior Participating Preferred Stock, par value $0.001 per share (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Shares”), held by the stockholders of the Company at the close of business on September 1, 2014 (the “Record Date”). Each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of preferred stock (each, a “Preferred Share” and collectively, the “Preferred Shares”) at a price of $160 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. Each one one-hundredth of a Preferred Share has the designations, powers, privileges, preferences, rights, qualifications, limitations and restrictions that are designed to make it the economic equivalent of one Common Share. The description and terms of the Rights are more fully set forth in the Rights Agreement.

The Rights will not become exercisable until the earlier to occur of the close of business on (i) the tenth calendar day following acquisition by any person, entity or group of affiliated or associated persons of beneficial ownership of 15% or more of our outstanding Common Shares (an “Acquiring Person”) or (ii) the tenth business day (or such later date as may be determined by action of the Board prior to such time as any person or entity becomes an Acquiring Person) following the date of commencement of, or the first announcement of, an intention to commence, a tender offer or exchange offer, the consummation of which would result in any person or entity or group of persons or entities acting in concert becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). Until the Distribution Date, the Rights will be transferable with and only with our Common Shares. The Rights will expire ten years after the execution of the Rights Agreement unless the Rights are earlier redeemed or exchanged by the Company.

Until the Distribution Date, (x) the Rights will be evidenced by the certificates for Common Shares (which certificates shall also be deemed to be Right Certificates (as defined below)) or, in the case of uncertificated shares, by the balances indicated in the book-entry account system of the transfer agent for the Common Shares, (y) the registered holders of Common Shares shall also be the registered holders of the Rights issued with respect thereto and (z) the Rights (and the right to receive Right Certificates therefor) will be transferable only in connection with the transfer of Common Shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Purchase Price payable, and the number of Preferred Shares or other securities or other property issuable upon exercise of the Rights will be subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares. The exercise of Rights to purchase Preferred Shares will at all times be subject to the availability of a sufficient number of authorized but unissued Preferred Shares.

The number of outstanding Rights and the number of one one-hundredth of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of shares of our common stock or a stock dividend on shares of our common stock payable in shares of our common stock or subdivisions, consolidation or combinations of our common stock occurring, in any case, prior to the Distribution Date.

Each Preferred Share is entitled to a minimum preferential quarterly dividend payment equal to the greater of $1.00 per share or 100 times the aggregate per share price of all cash and non-cash dividends declared per share of common stock. In the event of liquidation, the holders of the Preferred Shares would be entitled to a minimum preferential liquidation payment of $100 per share plus an amount equal to accrued and unpaid dividends and distributions thereon, provided that the Preferred Shares would be entitled to receive an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of common stock. Each Preferred Share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount of consideration received per share of common stock. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares’ dividend and liquidation rights, the value of one one-hundredth of a Preferred Share should approximate the value of one share of common stock. The Preferred Shares would rank junior to any other series of our preferred stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its associates and affiliates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the Right. This right will commence on the date of public announcement that a person has become an Acquiring Person.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its affiliates or associates or certain other persons in which such persons have an interest, proper provision will be made so that each such holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

The Rights Agreement contains certain exceptions to the characterization of a person or group as an Acquiring Person. That term shall not be deemed to include (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit or compensation plan of the Company or any subsidiary of the Company, (iv) any person or entity holding shares of common stock for or pursuant to the terms of any such employee benefit or compensation plan of the Company or any subsidiary of the Company, (v) John N. Kapoor, Ph.D. and his “Affiliates” and “Associates,” as such terms are defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (vi) any beneficial owner of less than 20% of the common stock then outstanding who (a) is entitled to file and files a statement on Schedule 13G under the Exchange Act, and (b) has not reported and is not required to report such ownership on Schedule 13D under the Exchange Act. In addition, except under limited circumstances, no person or entity shall become an Acquiring Person as the result of the acquisition of shares of common stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person or entity to 15% or more of the shares of common stock then outstanding.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of the number of one one-hundredth of a Preferred Share issuable upon the exercise of one Right, which may, at the Company’s election, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the earlier of (i) the time a person becomes an Acquiring Person or (ii) the final expiration date of the Rights, our Board redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). Following the expiration of the above periods, the Rights become nonredeemable. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights provide that they may be amended by the Board without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights, excluding the interests of an Acquiring Person. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by our Board. The Rights should not interfere with any merger or other business combination that is in the best interests of our stockholders and is approved by our Board because the Rights may be amended to permit such acquisition or may be redeemed by us at $0.001 per Right prior to the earlier of (i) the time a person becomes an Acquiring Person or (ii) the final expiration date of the Rights.

The Rights Agreement specifying the terms of the Rights is incorporated herein by reference as exhibit to this registration statement. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K, filed with the SEC on August 18, 2014).

4.1	Rights Agreement dated as of August 15, 2014 between Insys Therapeutics, Inc. and Computershare Trust Company, N.A., which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (Incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K, filed with the SEC on August 18, 2014).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

INSYS THERAPEUTICS, INC.

Dated: August 18, 2014	By:	/s/ Darryl S. Baker
Darryl S. Baker
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K, filed with the SEC on August 18, 2014).

4.1	Rights Agreement dated as of August 15, 2014 between Insys Therapeutics, Inc. and Computershare Trust Company, N.A., which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (Incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K, filed with the SEC on August 18, 2014).